Confidential Treatment Requested by WK Kellogg Co

Pursuant to 17 C.F.R. Section 200.83

300 North LaSalle
Chicago, IL 60654
Robert M. Hayward	United States
To Call Writer Directly:		Facsimile:
+1 312 862 2133	+1 312 862 2000	+1 312 862 2200
robert.hayward@kirkland.com
www.kirkland.com

June 16, 2023

CONFIDENTIAL

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Confidential Submission of Amendment No. 1 to the

Draft Registration Statement on Form 10

CIK No. 0001959348

Ladies and Gentlemen:

On behalf of our client, WK Kellogg Co (f/k/a North America Cereal Co.), a Delaware corporation (the “Company”), we hereby confidentially submit Amendment No. 1 to the Company’s draft Registration Statement on Form 10 under the Securities Exchange Act of 1934, as amended, including the amended Information Statement submitted as Exhibit 99.1 thereto (together, the “Amended Draft Registration Statement”) to the staff of the Securities and Exchange Commission (the “Commission”) for confidential nonpublic review pursuant to the Commission’s expanded nonpublic review process, set forth in the Commission’s announcement dated June 29, 2017, as supplemented on August 17, 2017 and June 24, 2020. The Company previously confidentially submitted a draft Registration Statement on February 9, 2023 (the “Draft Registration Statement”) to the Commission for confidential nonpublic review.

Additionally, we are submitting a response letter, dated June 16, 2023 (the “SEC Response Letter”), to the comment letter, dated March 9, 2023, received from the Commission and relating to the Draft Registration Statement. The Amended Draft Registration Statement submitted herewith relates to the spin-off of the Company’s common stock and is being submitted on June 16, 2023 for confidential review. We are seeking confidential treatment for the Amended Draft Registration Statement, the SEC Response Letter and this letter sent on behalf of the Company relating to the submission of the Amended Draft Registration Statement, pursuant to Rule 83 of the Commission.

The Company acknowledges and agrees that it will publicly file the Registration Statement (as amended) and the non-public Amended Draft Registration Statement submitted herewith (and any amendments thereto) such that each is publicly available on the EDGAR system at least 15 days prior to the anticipated effective date of the Registration Statement.

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Confidential Treatment Requested by WK Kellogg Co

Pursuant to 17 C.F.R. Section 200.83

Securities and Exchange Commission

June 16, 2023

Please direct any questions or information regarding this filing to the undersigned at (312) 862-2133.

Sincerely,

/s/ Robert M. Hayward

Robert M. Hayward, P.C.